Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 +1 312 853 7000 +1 312 853 7036 Fax AMERICA ● ASIA PACIFIC ● EUROPE	MHEINZ@SIDLEY.COM +1 312 853 2071

August 29, 2022

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jennifer Angelini
Erin Purnell

Re:	Faraday Future Intelligent Electric Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed June 9, 2022 File No. 333-258993

Ladies and Gentlemen:

On behalf of Faraday Future Intelligent Electric Inc. (the “Company”), we are filing concurrently herewith Amendment No. 3 to the above-referenced Registration Statement on Form S-1 (as so amended, the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 7, 2022 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

General

1.	Revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the sponsor and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the sponsor and, if applicable, other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company revised the cover page, and also added the disclosure appearing on pages 8 and 56 of the prospectus included in the Registration Statement.

U.S. Securities and Exchange Commission

August 29, 2022

2.	Please revise your disclosure to clarify the number of shares outstanding as of a recent date and following the offering, assuming full exercise of the overlying warrants and convertible notes. Additionally revise your prospectus summary to quantify all issuable shares (e.g., pursuant to other convertible securities, employee stock options, etc.) and describe how these shares are treated throughout the prospectus. In this regard, we note the following:

●	Disclosure on page 7 indicates that 238,276,213 shares are outstanding, which is less than the 256,127,887 shares being offered by the selling securityholders.

Response: In response to the Staff’s comment, the Company updated the disclosure on page 7 of the prospectus included in the Registration Statement. The detailed breakdown of the approximately 213 million shares of Class A Common Stock being offered by the selling securityholders is set forth on page 8 of the prospectus included in the Registration Statement under the heading “Information Related to Offered Securities,” but to briefly summarize, the total number of shares being offered by the selling securityholders under the Registration Statement exceeds the total number of shares of Class A Common Stock issued and outstanding because the total number of shares being so offered includes the following shares, none of which are currently issued and outstanding shares: (i) 64,000,588 shares of Class A Common Stock issuable upon conversion of 64,000,588 shares of Class B Common Stock held by FF Top, and (ii) 21,263,758 shares of Class A Common Stock issuable as “Earnout Shares” to certain selling securityholders upon the achievement in full of all earnout thresholds under the Merger Agreement.

●	The difference between the number of shares disclosed on page 7 as outstanding before and after the offering does not correspond to the number of shares disclosed as issuable upon exercise of the overlying securities.

Response: In response to the Staff’s comment, the Company updated the disclosure on page 7 of the prospectus included in the Registration Statement.

●	Disclosure on page 123 indicates that beneficial ownership is based on 325,074,413 shares outstanding, yet the shares identified (20,410,111 issuable upon transfer agent paperwork submission and 2,387,500 upon registration statement effectiveness), does not account for the difference compared with 238,276,213 shares outstanding per page 7.

Response: In response to the Staff’s comment, the Company updated the disclosure on the cover page and page 135 of the prospectus included in the Registration Statement. As noted on page 135, the difference is accounted for by 64,000,588 shares of Class A Common Stock issuable upon conversion of 64,000,588 shares of Class B Common Stock held by FF Top, all of which are treated as issued and outstanding shares as of August 1, 2022 for purposes of calculating the beneficial ownership percentages in the “Principal Stockholders” and “Selling Securityholders” tables, even though they are not currently issued and outstanding shares. Please note that, as described in the Registration Statement, 20.3 million shares of Class A Common Stock that were previously issuable upon submission of paperwork to the transfer agent were issued on July 22, 2022, and the 2,387,500 shares that were previously issuable upon the effectiveness of the Registration Statement were issued on July 22, 2022 pursuant to a July 21, 2022 amendment to the Company’s services agreement with RMG.

●	Disclosure regarding the unissued shares as of March 31, 2022, should be updated to the most recent practicable date (pages 123 and F-10).

Response: In response to the Staff’s comment, the Company updated the disclosure on page 135.

●	We note disclosure on page F-10 that, “Until the holder of the right to receive shares of the Company’s Class A Common Stock is issued shares, that holder does not have any of the rights of a stockholder.” Please provide your legal analysis regarding the appropriateness of registering such unissued shares and identifying such holders as selling securityholders in the registration statement.

Response: The Company respectfully advises the Staff that, as described in the Registration Statement and as noted above, the referenced shares have been issued on July 22, 2022.

U.S. Securities and Exchange Commission

August 29, 2022

3.	Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

●	You state on page 10 that you “expect” to use net proceeds of $767.1 million from the business combination, in addition to $172.0 million from notes payable, to finance the ongoing operations of the business, including settlement of indebtedness. This statement should be updated given that the business combination was completed more than 11 months ago.

Response: In response to the Staff’s comment, the Company updated the disclosure on page 18 of the prospectus included in the Registration Statement.

●	You refer to the company’s “operating results forecast” (pages 4 and 9- 10) and “forecasts and projections of working capital” (pages 12, 65, and F-10), but we could not find these financial forecasts and projections in the prospectus.

Response: In response to the Staff’s comment, the Company updated the disclosure appearing on pages 5, 14-15, 18-19, 77 and F-11 of the prospectus included in the Registration Statement.

●	You state on pages 42-43 that the market prices of your securities “may” decline if the business combinations’ benefits do not meet the expectations of investors or securities analysts. This and similar risk factor disclosure, for instance on pages 43--44 and 48, should be updated to describe your actual trading history and analyst coverage since the business combination was completed.

Response: In response to the Staff’s comment, the Company updated the disclosure on page 51 of the prospectus included in the Registration Statement.

●	You state on page 59 that “FF expects these amounts to decrease significantly following the completion of the Business Combination.” This disclosure should be updated to reflect actual changes that have taken place since the business combination was completed.

Response: In response to the Staff’s comment, the Company updated the disclosure on page 72 of the prospectus included in the Registration Statement.

4.	We note your response to comment 1. Please revise your definition of “PRC” and “China” to include Hong Kong or, alternatively, revise your risk factors and other relevant disclosure to address Hong Kong with the same degree of comprehensiveness as you describe China. We also note that the registrant is defined as “FFIE,” while the consolidated company is defined as “FF.” Accordingly, please revise references to the securities or offering throughout to refer to the registrant; for instance, references on page 5 to “the value of FF’s securities” and “FF’s . . . ability to offer or continue to offer our shares.”

Response: The Company respectfully advises the Staff that the Company revised the disclosures in the prospectus included in the Registration Statement such that the definition of the “PRC” or “China” includes Hong Kong, and references throughout the prospectus to the registrant’s securities or the offering have been changed from “FF” to “FFIE.”

U.S. Securities and Exchange Commission

August 29, 2022

5.	If any of your officers and directors are located in China, please revise to include a separate Enforceability section (i. e., in addition to your disclosure on page 42), to disclose the difficulty of bringing actions and enforcing judgements against these individuals. Refer to Item 101(g) of Regulation S-K.

Response: In response to the Staff’s comment, please note the Company’s existing disclosure on page 50 of the prospectus included in the Registration Statement and that the Company provided additional disclosure on page 108 of the prospectus included in the Registration Statement.

Cover Page

6.	For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares, warrants, or securities overlying such shares. Revise the statement, “We will not receive any proceeds from the sale of shares of Class A Common Stock by the Selling Securityholders,” to additionally refer to the sale of private warrants and, if true, the conversion of the convertible note. Make conforming changes in the prospectus summary and elsewhere as appropriate.

Response: In response to the Staff’s comment, the Company revised the cover page, and also added the disclosure appearing on pages 7-11, 56, 59, 60, and 164 of the prospectus included in the Registration Statement.

7.	Disclose the exercise prices of the warrants compared to the market price of the underlying shares. If the warrants are out of the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A, and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comment, the Company revised the cover page, and also added the disclosure appearing on pages 7-11, 56, 59, 60, 76-80 and 164 of the prospectus included in the Registration Statement.

8.	We note that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

Response: In response to the Staff’s comment, the Company revised the cover page, and also added the disclosure appearing on pages 53-54 and 56 of the prospectus included in the Registration Statement.

The Company, page 1

9.	Please file the contract manufacturing agreement with Myoung Shin Co., Ltd. as an exhibit to the registration statement.

Response: The Company filed this agreement as Exhibit 10.31.

Summary

PRC Subsidiaries
How Cash is Transferred Through Our Corporate Organization, page 2

10.	Please revise to disclose a narrative of the cash management policies and procedures that dictate how funds are transferred between your entities, including whether cash generated from one subsidiary is used to fund another subsidiary’s operations, and whether you have ever faced or could face difficulties or limitations in your ability to transfer cash between subsidiaries.

Response: In response to the Staff’s comment, the Company updated the disclosure on pages 2-3 of the prospectus included in the Registration Statement.

U.S. Securities and Exchange Commission

August 29, 2022

Requirements under PRC Laws and Regulations, page 4

11.	Please revise this section to disclose how you determined that no permissions or approvals were required in connection with your offering. If you relied on counsel, identify counsel and file an exhibit. If you did not consult counsel, provide an explanation as to why you did not consult counsel. Please expand or revise related risk factors as appropriate.

Response: In response to the Staff’s comments, the Company updated the disclosures on page 4 of the prospectus included in the Registration Statement and filed a new Exhibit 23.3.

Risk Factors, page 8

12.	Include an additional risk factor highlighting the negative pressure that potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell if they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: In response to the Staff’s comment, the Company added the disclosure appearing on pages 53-54 and 56 of the prospectus included in the Registration Statement.

13.	We note that you have deleted disclosures that, “We do not believe our PRC Subsidiaries are among the ‘operators of critical information infrastructure’ or ‘data processors’” and “We believe that our PRC Subsidiaries are in compliance with the aforementioned regulations and policies that have been issued by the Cyber Administration of China,” and that disclosure on page 41 indicates your PRC Subsidiaries may or could become subject to enhanced cybersecurity review or non-compliance investigations. Please revise to disclose your basis and reasons for changing the foregoing determinations. If you relied on counsel, identify counsel and file an exhibit. If you did not consult counsel, provide an explanation as to why you did not consult counsel.

Response: The Company respectfully advises the Staff that:

(i)	The Company deleted the statement that “We do not believe our PRC Subsidiaries are among the ‘operators of critical information infrastructure’ or ‘data processors’” in order to avoid being potentially misleading, because there remain significant uncertainties as to the interpretation of “operators of critical information infrastructure” or “data processors” under PRC laws and regulations, and the PRC governmental authorities may have wide discretion in identifying a PRC subsidiary as an “operator of critical information infrastructure” or “data processor”. The Company made additional disclosures on page 49 in the prospectus included in the Registration Statement that as of the date of this prospectus, the Company has not received any notice from any PRC governmental authority identifying any of its PRC subsidiaries as a “critical information infrastructure operator” or “network platform operator” that is engaged in data processing which affects or may affect national security, or requiring the Company or any of its PRC subsidiaries to go through the cybersecurity review or initiating a cybersecurity review in such respects.

(ii)	The Company deleted the statement that “We believe that our PRC Subsidiaries are in compliance with the aforementioned regulations and policies that have been issued by the Cyber Administration of China” because this may not be necessary or appropriate in this paragraph for risk disclosing purpose.

(iii)	The Company filed a new Exhibit 23.3.

U.S. Securities and Exchange Commission

August 29, 2022

FF identified material weaknesses in its internal control over financial reporting. . . . . page 16

14.	Please address the following:

●	Quantify the misstated amounts and/or provide a cross-reference to the notes to your financial statements where these amounts are quantified.

Response: In response to the Staff’s comment, the Company updated the disclosure starting on page 23 of the prospectus included in the Registration Statement to provide cross-references to the applicable notes to the financial statements relating to errors that were either revised or restated (which are quantified), but not to immaterial errors, which were not disclosed.

●	Revise the following disclosure to clarify its meaning and scope, “Additionally, each of the material weaknesses described above could result in a misstatement of substantially all of our accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.” Eliminate wording that appears to imply an inappropriate disclaimer of responsibility for your disclosure and financial statements; e.g., “would result in a material misstatement . . . that would not be prevented or detected.”

Response: In response to the Staff’s comment, the Company removed this disclosure from page 25 of the prospectus included in the Registration Statement.

●	Revise to address specifically what remediation efforts you have taken so far and what remains to be completed in your remediation plan. Also, disclose how long you estimate it will take to complete your plan and any associated material costs that you have incurred or expect to incur.

Response: In response to the Staff’s comment, the Company updated the disclosure appearing on page 25 of the prospectus included in the Registration Statement.

FF Global, which is governed by an executive committee consisting of seven managers, may exert influence. . . . page 31

15.	We note your revised disclosure regarding FF Global. Please further revise to address the following:

●	The risk factor caption should be tailored to reflect the risks described therein, for instance potential conflicts of interest and forced changes to management.

Response: In response to the Staff’s comment, the Company updated the disclosure on page 39 of the prospectus included in the Registration Statement.

●	Expand your disclosure regarding the shareholder litigation threatened by FF Global to describe the board and management changes sought by FF Global, including the request referenced in your Form 8-K filed June 27, 2022, the actions FF Global has taken to date, and the expected response of the company. Additionally clarify how these relate to the company’s internal review and consequent management changes.

Response: In response to the Staff’s comment, the Company updated the disclosure on pages 39 and 108 of the prospectus included in the Registration Statement.

●	We note that disclosure describing Dr. Breitfeld as a non-voting member of FF Global’s board of managers has been deleted, while a note on page 112 refers to him “stepping down.” Revise to clarify whether Dr. Breitfeld’s removal from the board of managers was voluntary or involuntary, and to describe the reasons for such removal.

Response: In response to the Staff’s comment, the Company updated the disclosure on page 94 of the prospectus included in the Registration Statement.

●	File the instruments governing FF Global’s board of managers as exhibits to registration statement. In this regard, we note that Exhibit 10.4 identifies Mr. Jia as the managing partner and indicates his approval is needed for certain matters.

Response: The Company filed the Second Amended and Restated Limited Liability Company Agreement of FF Global Partners LLC dated as of May 16, 2022 as Exhibit 10.32. Pursuant to such Second Amended and Restated Limited Liability Company Agreement, FF Global is governed by a board of managers, of which Mr. Jia is only one of six managers and is no longer the Managing Partner of FF Global.

U.S. Securities and Exchange Commission

August 29, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

16.	We note that the projected revenues for 2022 were $504 million, as set forth in the unaudited prospective financial information management prepared and provided to the SPAC in connection with the evaluation of the business combination. We also note that you have no actual revenues for the three months ended March 31, 2022, and do not expect to begin commercial production until the third quarter of 2022. It appears likely that you will miss your 2022 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: In response to the Staff’s comment, the Company updated the disclosure appearing on pages 14-17, 76-80 and F-10 of the prospectus included in the Registration Statement.

17.	In light of the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to the Staff’s comment, the Company added the disclosure appearing on pages 76-80 of the prospectus included in the Registration Statement.

18.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that FF Top Holding LLC and Season Smart Limited, beneficial owners of over 36% and 20% of your outstanding shares, respectively, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: In response to the Staff’s comment, the Company added the disclosure appearing on pages 54 and 56 of the prospectus included in the Registration Statement.

19.	We note your disclosure on page 56 that “certain individuals failed to cooperate and withheld potentially relevant information in connection with the Special Committee investigation.” Please expand your disclosure to assess whether and how this noncooperation and withheld information affected the outcome of the Special Committee investigation and subsequent investigative work. If significant uncertainties resulted, describe these and the related risks to the company and investors. Clearly state if any of these individuals continue to be affiliated with the company. If members of management or Mr. Jia were involved, specifically identify them by name.

Response: In response to the Staff’s comment, the Company updated the disclosure on pages 67 and F-20 of the prospectus included in the Registration Statement.

20.	We note the Special Committee’s finding that Mr. Jia’s role was inaccurately described, with his involvement in the management of the company following the business combination more significant than represented to certain investors. Please further revise your disclosure to address the following:

●	You disclose that Mr. Jia has been removed as an executive officer, yet his title (Chief Product and User Ecosystem Officer) remains unchanged. Revise to clearly describe Mr. Jia’s current role and to identify the functions and/or responsibilities that have been removed to change this to a non-executive position.

U.S. Securities and Exchange Commission

August 29, 2022

Response: In response to the Staff’s comment, the Company updated the disclosure on pages 68 and F-21 of the prospectus included in the Registration Statement.

●	Expand disclosure that Mr. Jia reports directly to the Executive Chairperson to clearly identify Ms. Swenson as a non-independent director, describe her nomination by FF Top, and state that Mr. Jia may control FF Top. Cross-reference related risk factor disclosure.

Response: In response to the Staff’s comment, the Company updated the disclosure on pages 68 and F-21 of the prospectus included in the Registration Statement.

●	Describe Ms. Swenson’s role as Executive Chairperson and file any employment agreement related to this position as an exhibit to the registration statement.

Response: In response to the Staff’s comment, the Company added the disclosure on page 113 of the prospectus included in the Registration Statement. The Company and Ms. Swenson have not executed any employment agreement in relation to Ms. Swenson’s appointment as Executive Chairperson of the Company.

●	Add a separate risk factor specifically assessing the risks to the company and investors arising from Mr. Jia’s relationship, including the fact that Mr. Jia “has significant influence over and may control the outcome of any actions taken by the FF Global Board through a series of familial and personal relationships,” as disclosed on page 31 and elsewhere.

Response: In response to the Staff’s comment, the Company added the disclosure on page 39 of the prospectus included in the Registration Statement.

●	Clarify Mr. Jia’s position with respect to the shareholder litigation threatened by FF Global for the purpose of changing your management.

Response: The Company advises the Staff that, when asked to clarify his position with respect to the shareholder litigation threatened by FF Global for the purpose of changing the Company’s management, Mr. Jia, through his counsel, responded as follows:

“It is unclear what the Staff means by ‘clarify Mr. Jia’s position’ with respect to the shareholder litigation threatened by FF Global. To the extent FF Global decides to bring shareholder litigation against [the Company], Mr. Jia is only one of six managers that makes up the FF Global board of managers. The potential litigation is a collective decision made by the FF Global board and is not Mr. Jia’s personal decision. FF Global’s decisions shall follow proper internal processes pursuant to its corporate governance documents. Mr. Jia genuinely hopes [the Company] and FF Global can work closely with each other for the success of FF. Whether it is FF Global or [the Company], Mr. Jia supports any decision that maximizes the interests of [the Company] and its shareholders.”

Notwithstanding the foregoing, as disclosed in the Registration Statement, the Company believes that Mr. Jia exercises influence over, and may control the outcome of any actions taken by, the FF Global Board of Managers through a series of familial and personal relationships that he has with other managers on the FF Global Board of Managers and have included a risk factor in the Registration Statement reflecting such influence. See “Risk Factors –YT Jia and FF Global, over which Mr. Jia exercises influence, have the ability to influence the Company’s management, business and operations, and may use this ability in ways that are not aligned with the Company’s business or financial objectives or strategies or that are otherwise inconsistent with the Company’s interests. Such influence may increase if and to the extent the current members of the Board and management are removed and replaced with individuals who are aligned with Mr. Jia and/or FF Global,” on page 39 of the prospectus included in the Registration Statement.

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U.S. Securities and Exchange Commission

August 29, 2022

If you have any questions regarding the foregoing or the Registration Statement, please contact the undersigned at (312) 853-2071.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz

cc:	Brian Fritz, Faraday Future Intelligent Electric Inc.

Assistant General Counsel